UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sutter Rock Capital Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

86944Q100

(CUSIP Number)

Robert S. Birch
c/o Oppenheimer & Co Inc.

666 Third Avenue, 12th Floor

New York, NY 10017

(917) 415-7611

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86944Q100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Birch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,285,252
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,285,252
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,285,252
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 86944Q100	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Sutter Rock Capital Corp., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Sansome Street, Suite 730, San Francisco, CA 94104.

Item 2.  Identity and Background.

(a) The person filing this Schedule 13D is Robert S. Birch (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Oppenheimer & Co Inc., 666 Third Avenue, 12th Floor, New York, NY 10017.

(c) The Reporting Person is a Managing Director at Oppenheimer & Co Inc., a brokerage and investment bank located at 666 Third Avenue, 12th Floor, New York, NY 10017.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Shares reported herein as beneficially owned by the Reporting Person is $20,505,085.29, and such Shares were acquired in market transactions. The source of funds for such acquisitions were personal funds of the Reporting Person or the relevant direct owner of the Shares.

Item 4.  Purpose of Transaction.

The Shares reported herein are directly owned by the Reporting Person or by persons to whom the Reporting Person provides investment advice.

The Shares were acquired for investment purposes.

The Reporting Person may buy, sell, short, hedge or enter into other transactions in the Shares, in compliance with applicable laws, rules and regulations. The Reporting Person reserves the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of such securities, including Shares, or other factors.

The Reporting Person may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Person may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 3,285,252. Such aggregate number of Shares represents 20.2% of the common stock of the Issuer. The percentage reported in this Schedule 13D is calculated based upon 16,279,679 shares of common stock reported to be outstanding as of May 8, 2020 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2020.

CUSIP No. 86944Q100	13D	Page 4 of 5 Pages

(b) The Reporting Person has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,285,252 Shares.

(c) The following transactions have been effected by the Reporting Person over the last 60 days. All of the below transactions were effected on the NASDAQ Stock Market.

Purchases

Trade Date	Price	Quantity
5/15/2020	$6.14	25,000
5/19/2020	$6.21	5,000
5/27/2020	$6.39	25,000
5/29/2020	$6.33	30,000
5/29/2020	$6.40	10,000
6/01/2020	$6.44	20,000
6/02/2020	$6.32	50,000
6/03/2020	$6.34	35,000
6/04/2020	$6.49	35,000

(d) No person other than the Reporting Person and the other direct owners of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No. Description

None.

CUSIP No. 86944Q100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

ROBERT S. BIRCH
/s/ Robert S. Birch